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                          November 24, 2020

       Frizzell Frizzell, Jr.
       Chief Operating Officer
       Inn of the Mountain Gods Resorts & Casino
       287 Carrizo Canyon Road
       Mescalero, NM 88340

                                                        Re: Inn of the Mountain
Gods Resorts & Casino
                                                            Application for
Qualification of Indenture on Form T-3
                                                            Filed November 19,
2020
                                                            File No. 022-29090

       Dear Mr. Frizzell, Jr.:

               This is to advise you that we have not reviewed and will not review your application for qualification of indenture.

              Please refer to Section 307(c) of the Trust Indenture Act of 1939 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Jacqueline Kaufman at 202-551-3797 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services